UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 26, 2017

Commission File Number 001-37909

AZURE POWER GLOBAL LIMITED

8 Local Shopping Complex

Pushp Vihar, Madangir, New Delhi 110062, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒            Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZURE POWER GLOBAL LIMITED

By:	/s/ Inderpreet Singh Wadhwa
	Name:	Inderpreet Singh Wadhwa
	Title:	Principal Executive Officer

Date: September 26, 2017

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated September 26, 2017